Notice of Change of Auditor
Pursuant to NI 51-102 (Part 4.11)

TO: Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission

AND TO: Smythe LLP
MaloneBailey, LLP

RE: Notice of Change of Auditor

TAKE NOTICE THAT:

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations, Sphere 3D Corp. (the "**Company**") advises that effective May 4, 2022 (the "**Effective Date**"), Smythe LLP (the "**Former Auditors**") have resigned as the auditors of the Company and that MaloneBailey, LLP (the "**Successor Auditor**") have been appointed as the Company's auditor in their place.

The resignation of the Former Auditors and the appointment of the Successor Auditor was approved by the Company's audit committee and board of directors.

There have been no reservations in the Former Auditor's reports in connection with the audits of the two most recently completed fiscal years.

There are no reportable events, including disagreements, consultations or unresolved issues, as such terms are defined in National Instrument 51-102.

The contents of this Notice have been reviewed by the board of directors of the Company.

Dated this 4th day of May, 2022.

SPHERE 3D CORP.

Per: ____________________
Kurt Kalbfleisch
Chief Financial Officer